



Test the Waters:

Ready to open the crowd fund - Message (HTML)

From: kate@thewmarketplace.com

To: Ann Ruble <annbakerruble@gmail.com>;

Cc:

Bcc:

Subject: Ready to open the crowd fund

Ann,

We are ready to open the crowdfunding campaign for TheWMarketplace at last! We are thrilled to let you know that including yours we are going to kick off the campaign with commitments of $200k. I really want to thank you so much for your support. It means so much to me, my team and to our women entrepreneurs.

The process from here involves a few stages:

1. We will go live with a "Test the Waters" campaign today! During this period, we will send this link to our campaign profile on WeFunder and ask those committed and interested to enter their commitment on the site. (*We have provided the site with a list of our leads and all of these commitments will be exempt from the typical commission charged by WeFunder during a crowdfunding campaign – meaning more funds for growth!)
2. Once our mandatory audit is completed (Nov 6th) and our Form C is filed with the SEC, we will begin turning the commitments made during the "Test the Waters" phase of the campaign into investment.
3. As part of the form C filing, you, as a lead, will receive an email from Wefunder confirming that you are a lead with the attached SAFE agreement. *I will let you know when to expect this, likely between Nov 8-10th.*

The process from this point is very straight forward and we are excited about this momentum! I am continuing to talk with larger investors over the next few weeks so hope to see our lead momentum increase and will keep you posted.

Have you had any response from Sarah Friar or any others that Jared may have forwarded this to?

Legalese

We are " testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and through Wefunder's platform. Any indication of interest involved no obligation or commitment of any kind.

Thank you again for your support!
Kate

Kate Isler
Co-Founder/CEO
m: 206.225.4171
Book time on my calendar

www.thewmarketplace.com

Invest in TheWMarketplace! - Message (HTML)

From: kate@thewmarketplace.com

To: Erin Drury <e2drury@gmail.com>;

Cc:

Bcc:

Subject: Invest in TheWMarketplace!

Erin,

It was great to catch up and I appreciate you giving me the time to share more about TheWMarketplace with you. When we launched TheWMarketplace last year, we knew we had a winning idea. And the response we have had in the last 17 months has confirmed the need for an ecommerce marketplace by and for women, that supports the growth of women-owned businesses. We now have over 480 women-owned brands offering almost 3,000 products and professional services. TheWMarketplace is mission driven and we are also very focused on how our mission is reflected in our business results, from a rapidly growing group of sellers to month-on-month sales increases, to partnerships spanning public, private and nonprofit entities, TheWMarketplace is poised for exponential growth.

To support this growth and take the business to the next phase, we have opened a fundraising round through WeFunder, a crowdfunding platform. At this time, we are in the "test the waters" phase which means we are asking for investment reservations to drum up excitement for the raise.

To show your support for this round of fundraising, and your interest in investing in the company, please go to our company profile on WeFunder and submit your investment reservation. Once this phase of "test the waters" is completed, you will be contacted by WeFunder to complete the investment transaction. At this time, you are simply indicating how much you intend to invest, not completing a transaction. Because I have reached out personally to you please also send me an email with the amount of your reservation and I will insure that it is not subjected to the standard platform 7.5 % charge with funds are dispersed.

Please let me know if I can answer any questions about this process or our business, and feel free to share this information with anyone you believe would be interested.

We are grateful for your support and investment,

Kate

Legalese

We are " testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and through Wefunder's platform. Any indication of interest involved no obligation or commitment of any kind.

Kate Isler
Co-Founder/CEO
m: 206.225.4171
Book time on my calendar





Invest in TheWMarketplace - Message (HTML)

Invest in TheWMarketplace

Kate Isler
To andrew.hamada@gmail.com

Fri 10/22/2021 4:32 PM

Andrew

It is finally time to launch the crowdfunding campaign. When we launched TheWMarketplace last year, we knew we had a winning idea. And the response we have had in the last 17 months has confirmed the need for an ecommerce marketplace by and for women, that supports the growth of women-owned businesses. We now have over 480 women-owned brands offering almost 3,000 products and professional services. TheWMarketplace is mission driven and we are also very focused on how our mission is reflected in our business results, from a rapidly growing group of sellers, to month-on-month sales increases, to partnerships spanning public, private and nonprofit entities, TheWMarketplace is poised for exponential growth.

To support this growth and take the business to the next phase, we have opened a fundraising round through WeFunder, a crowdfunding platform. At this time, we are in the "test the waters" phase which means we are asking for investment reservations to drum up excitement for the raise.

To show your support for this round of fundraising, and your interest in investing in the company, please go to our company profile on WeFunder and submit your investment reservation. Once this phase of "test the waters" is completed, you will be contacted by WeFunder to complete the investment transaction. At this time, you are simply indicating how much you intend to invest, not completing a transaction. Because we have reached out to you personally please email me with the amount of your reservation and so that we can ensure that it is not subjected to the standard 7.5 % platform charge when funds are dispersed.

Please let me know if I can answer any questions about this process or our business, and feel free to share this information with anyone you believe would be interested.

We are grateful for your support and investment,

Susan and Kate

Co-Founders,

TheWMarketplace

Legalese

We are " testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and through Wefunder's platform. Any indication of interest involved no obligation or commitment of any kind.

Kate Isler
Co-Founder/CEO
m: 206.225.4171
Book time on my calendar

Invest in TheWMarketplace - Message (HTML)

From kate@thewmarketplace.com

To Liz Tinkham;

Cc

Bcc

Subject Invest in TheWMarketplace

Liz,

We are so excited that it is finally time to launch TheWMarkeplace crowdfunding campaign. When we launched TheWMarketplace last year, we knew we had a winning idea. And the response we have had in the last 17 months has confirmed the need for an ecommerce marketplace by and for women, that supports the growth of women-owned businesses. We now have over 480 women-owned brands offering almost 3,000 products and professional services. TheWMarketplace is mission driven and we are also very focused on how our mission is reflected in our business results, from a rapidly growing group of sellers, to month-on-month sales increases, to partnerships spanning public, private and nonprofit entities, TheWMarketplace is poised for exponential growth.

To support this growth and take the business to the next phase, we have opened a fundraising round through WeFunder, a crowdfunding platform. At this time, we are in the "test the waters" phase which means we are asking for investment reservations to drum up excitement for the raise.

To show your support for this round of fundraising, and your interest in investing in the company, please go to our company profile on WeFunder and submit your investment reservation. Once this phase of "test the waters" is completed, you will be contacted by WeFunder to complete the investment transaction. At this time, you are simply indicating how much you intend to invest, not completing a transaction. **Because we have reached out to you personally, please email me with the amount of your reservation and so that we can ensure that it is not subjected to the standard 7.5 % platform charge when funds are dispersed.*

Please let me know if I can answer any questions about this process or our business, and feel free to share this information with anyone you believe would be interested.

We are grateful for your support and investment,

Susan and Kate

Co-Founders,

TheWMarketplace

Legalese

We are " testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and through Wefunder's platform. Any indication of interest involved no obligation or commitment of any kind.



















Invest in TheWMarketplace - Message (HTML)

Invest in TheWMarketplace

Kate Isler
To Amanda DuBois

Fri 10/22/2021 4:39 PM

Amanda,

We are so excited it is finally time to launch TheWMarketplace crowdfunding campaign. When we launched TheWMarketplace last year, we knew we had a winning idea. And the response we have had in the last 17 months has confirmed the need for an ecommerce marketplace by and for women, that supports the growth of women-owned businesses. We now have over 480 women-owned brands offering almost 3,000 products and professional services. TheWMarketplace is mission driven and we are also very focused on how our mission is reflected in our business results, from a rapidly growing group of sellers, to month-on-month sales increases, to partnerships spanning public, private and nonprofit entities, TheWMarketplace is poised for exponential growth.

To support this growth and take the business to the next phase, we have opened a fundraising round through WeFunder, a crowdfunding platform. At this time, we are in the "test the waters" phase which means we are asking for investment reservations to drum up excitement for the raise.

To show your support for this round of fundraising, and your interest in investing in the company, please go to our company profile on WeFunder and submit your investment reservation. Once this phase of "test the waters" is completed, you will be contacted by WeFunder to complete the investment transaction. At this time, you are simply indicating how much you intend to invest, not completing a transaction. **Because we have reached out to you personally please email me with the amount of your reservation and so that we can ensure that it is not subjected to the standard 7.5 % platform charge when funds are dispersed.*

Please let me know if I can answer any questions about this process or our business, and feel free to share this information with anyone you believe would be interested.

We are grateful for your support and investment,

Susan and Kate

Co-Founders,

TheWMarketplace

Legalese
We are " testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and through Wefunder's platform. Any indication of interest involved no obligation or commitment of any kind.

www.thewmarketplace.com

MARKETPLACE
The Economic Engine for Women

WOMEN OWNED

Invest in TheWMarketplace - Message (HTML)

Invest in TheWMarketplace

Kate Isler
To Amanda DuBois

Fri 10/22/2021 4:39 PM

Amanda,

We are so excited it is finally time to launch TheWMarketplace crowdfunding campaign. When we launched TheWMarketplace last year, we knew we had a winning idea. And the response we have had in the last 17 months has confirmed the need for an ecommerce marketplace by and for women, that supports the growth of women-owned businesses. We now have over 480 women-owned brands offering almost 3,000 products and professional services. TheWMarketplace is mission driven and we are also very focused on how our mission is reflected in our business results, from a rapidly growing group of sellers, to month-on-month sales increases, to partnerships spanning public, private and nonprofit entities, TheWMarketplace is poised for exponential growth.

To support this growth and take the business to the next phase, we have opened a fundraising round through WeFunder, a crowdfunding platform. At this time, we are in the "test the waters" phase which means we are asking for investment reservations to drum up excitement for the raise.

To show your support for this round of fundraising, and your interest in investing in the company, please go to our company profile on WeFunder and submit your investment reservation. Once this phase of "test the waters" is completed, you will be contacted by WeFunder to complete the investment transaction. At this time, you are simply indicating how much you intend to invest, not completing a transaction. **Because we have reached out to you personally please email me with the amount of your reservation and so that we can ensure that it is not subjected to the standard 7.5 % platform charge when funds are dispersed.*

Please let me know if I can answer any questions about this process or our business, and feel free to share this information with anyone you believe would be interested.

We are grateful for your support and investment,

Susan and Kate

Co-Founders,

TheWMarketplace

Legalese
We are " testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and through Wefunder's platform. Any indication of interest involved no obligation or commitment of any kind.

www.thewmarketplace.com

MARKETPLACE
The Economic Engine for Women

WOMEN OWNED



Invest in TheWMarketplace - Message (HTML)

From: kate@thewmarketplace.com

To: Johanna Zeilstra <j.zeilstra@genderfair.com>;

Cc: Susan Gates;

Bcc:

Subject: Invest in TheWMarketplace

Jose'

We are so excited it is finally time to launch TheWMarketplace crowdfunding campaign. When we launched TheWMarketplace last year, we knew we had a winning idea. And the response we have had in the last 17 months has confirmed the need for an ecommerce marketplace by and for women, that supports the growth of women-owned businesses. We now have over 480 women-owned brands offering almost 3,000 products and professional services. TheWMarketplace is mission driven and we are also very focused on how our mission is reflected in our business results, from a rapidly growing group of sellers, to month-on-month sales increases, to partnerships spanning public, private and nonprofit entities, TheWMarketplace is poised for exponential growth.

To support this growth and take the business to the next phase, we have opened a fundraising round through WeFunder, a crowdfunding platform. At this time, we are in the "test the waters" phase which means we are asking for investment reservations to drum up excitement for the raise.

To show your support for this round of fundraising, and your interest in investing in the company, please go to our company profile on WeFunder and submit your investment reservation. Once this phase of "test the waters" is completed, you will be contacted by WeFunder to complete the investment transaction. At this time, you are simply indicating how much you intend to invest, not completing a transaction. **Because we have reached out to you personally please email me with the amount of your reservation and so that we can ensure that it is not subjected to the standard 7.5 % platform charge when funds are dispersed.*

Please let me know if I can answer any questions about this process or our business, and feel free to share this information with anyone you believe would be interested.

We are grateful for your support and investment,

Susan and Kate

Co-Founders,

TheWMarketplace

Legalese

We are " testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and through Wefunder's platform. Any indication of interest involved no obligation or commitment of any kind.



Invest in TheWMarketplace - Message (HTML)

From: kate@thewmarketplace.com

To: Amita Vyas <avyas@email.gwu.edu>;

Cc:

Bcc:

Subject: Invest in TheWMarketplace

Amita,

I am so excited it is finally time to launch our seed crowdfunding effort. When we launched TheWMarketplace last year, we knew we had a winning idea. And the response we have had in the last 17 months has confirmed the need for ecommerce marketplace by and for women, that supports the growth of women-owned businesses. We now have over 480 women-owned brands offering almost 3,000 products and professional services. TheWMarketplace is mission we are also very focused on how our mission is reflected in our business results, from a rapidly growing group of sellers, to month-on-month sales increases, to partnerships spanning public, private and nonprofit entities, TheWMarket poised for exponential growth.

To support this growth and take the business to the next phase, we have opened a fundraising round through WeFunder, a crowdfunding platform. At this time, we are in the "test the waters" phase which means we are asking for inve reservations to drum up excitement for the raise.

To show your support for this round of fundraising, and your interest in investing in the company, please go to our company profile on WeFunder and submit your investment reservation. Once this phase of "test the waters" is complet will be contacted by WeFunder to complete the investment transaction. At this time, you are simply indicating how much you intend to invest, not completing a transaction. **Because we have reached out to you personally please emai the amount of your reservation and so that we can ensure that it is not subjected to the standard 7.5 % platform charge when funds are dispersed.*

Please let me know if I can answer any questions about this process or our business, and feel free to share this information with anyone you believe would be interested.

We are grateful for your support and investment,

Kate

Co-Founders,

TheWMarketplace

Legalese





Invest in TheWMarketplace - Message (HTML)

From: kate@thewmarketplace.com

To: Kathi Lentzsch <klentzsch@me.com>;

Cc: Susan Gates;

Bcc:

Subject: Invest in TheWMarketplace

Kathi,

Susan and I are so excited it is finally time to launch. Thank you so much for your support throughout the journey to date! TheWMarketplace crowdfunding campaign. When we launched TheWMarketplace last year, we knew we had a winning idea. And the response we have had in the last 17 months has confirmed the need for an ecommerce marketplace by and for women, that supports the growth of women-owned businesses. We now have over 480 women-owned brands offering almost 3,000 products and professional services. TheWMarketplace is mission driven and we are also very focused on how our mission is reflected in our business results, from a rapidly growing group of sellers, to month-on-month sales increases, to partnerships spanning public, private and nonprofit entities, TheWMarketplace is poised for exponential growth.

To support this growth and take the business to the next phase, we have opened a fundraising round through WeFunder, a crowdfunding platform. At this time, we are in the "test the waters" phase which means we are asking for investment reservations to drum up excitement for the raise.

To show your support for this round of fundraising, and your interest in investing in the company, please go to our company profile on WeFunder and submit your investment reservation. Once this phase of "test the waters" is completed, you will be contacted by WeFunder to complete the investment transaction. At this time, you are simply indicating how much you intend to invest, not completing a transaction. **Because we have reached out to you personally please email me with the amount of your reservation and so that we can ensure that it is not subjected to the standard 7.5 % platform charge when funds are dispersed.*

Please let me know if I can answer any questions about this process or our business, and feel free to share this information with anyone you believe would be interested.

We are grateful for your support and investment,

Susan and Kate

Co-Founders,

TheWMarketplace

Legalese

We are " testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and through Wefunder's platform. Any indication of interest involved no obligation or commitment of any kind.

Invest in TheWMarketplace - Message (HTML)

From: kate@thewmarketplace.com

To: Holly Gordon <hgordon@participant.com>;

Cc:

Bcc:

Subject: Invest in TheWMarketplace

Holly,

I hope you are well. I miss talking with you all regularly however I think TheWMarketplace was the next logical step for me in my quest to change the world and create more gender equity. To that end my team and I are ready to launch TheWMarketplace crowdfunding campaign for future equity. When we launched TheWMarketplace last year, we knew we had a winning idea. And the response we have had in the last 17 months has confirmed the need for an ecommerce marketplace by and for women, that supports the growth of women-owned businesses. We now have over 480 women-owned brands offering almost 3,000 products and professional services. TheWMarketplace is mission driven and we are also very focused on how our mission is reflected in our business results, from a rapidly growing group of sellers, to month-on-month sales increases, to partnerships spanning public, private and nonprofit entities, TheWMarketplace is poised for exponential growth.

To support this growth and take the business to the next phase, we have opened a fundraising round through WeFunder, a crowdfunding platform. At this time, we are in the "test the waters" phase which means we are asking for investment reservations to drum up excitement for the raise.

To show your support for this round of fundraising, and your interest in investing in the company, please go to our company profile on WeFunder and submit your investment reservation. Once this phase of "test the waters" is completed, you will be contacted by WeFunder to complete the investment transaction. At this time, you are simply indicating how much you intend to invest, not completing a transaction. **Because we have reached out to you personally please email me with the amount of your reservation and so that we can ensure that it is not subjected to the standard 7.5 % platform charge when funds are dispersed.*

Please let me know if I can answer any questions about this process or our business, and feel free to share this information with anyone you believe would be interested.

We are grateful for your support and investment,

Susan and Kate

Co-Founders,

TheWMarketplace

Legalese

We are " testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and through Wefunder's platform. Any indication of interest involved no obligation or commitment of any kind.





Invest in TheWMarketplace- - Message (HTML)

From: kate@thewmarketplace.com

To: Nickie Smith;

Cc:

Bcc:

Subject: Invest in TheWMarketplace-

Nickie,

I know there is little I need to tell you about TheWMarketplace and I want to thank you for the support you always give me in this effort. I never forget that TheWMarketplace was born out of your idea to host an IWD event. Sometimes I thank you for that and other times.... let's just say I am glad overall. With the education and strength I got/get from Be Bold Now TheWMarketplace was the next logical step for me in my quest to change the world and create more gender equity. To that end my team and I are ready to launch TheWMarketplace crowdfunding campaign for future equity. When we launched TheWMarketplace last year, we knew we had a winning idea. And the response we have had in the last 17 months has confirmed the need for an ecommerce marketplace by and for women, that supports the growth of women-owned businesses. We now have over 480 women-owned brands offering almost 3,000 products and professional services. TheWMarketplace is mission driven and we are also very focused on how our mission is reflected in our business results, from a rapidly growing group of sellers, to month-on-month sales increases, to partnerships spanning public, private and nonprofit entities, TheWMarketplace is poised for exponential growth.

To support this growth and take the business to the next phase, we have opened a fundraising round through WeFunder, a crowdfunding platform. At this time, we are in the "test the waters" phase which means we are asking for investment reservations to drum up excitement for the raise.

To show your support for this round of fundraising, and your interest in investing in the company, please go to our company profile on WeFunder and submit your investment reservation. Once this phase of "test the waters" is completed, you will be contacted by WeFunder to complete the investment transaction. At this time, you are simply indicating how much you intend to invest, not completing a transaction. **Because we have reached out to you personally please email me with the amount of your reservation and so that we can ensure that it is not subjected to the standard 7.5 % platform charge when funds are dispersed.*

Please let me know if I can answer any questions about this process or our business, and feel free to share this information with anyone you believe would be interested.

We are grateful for your support and investment,

Kate

Legalese

We are " testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and through Wefunder's platform. Any indication of interest involved no obligation or commitment of any kind.

www.thewmarketplace.com

Invest in TheWMarketplace (your invitation :)) - Message (HTML)

From: kate@thewmarketplace.com

To: jjhat@golfornot.com; Joe Hatfield <rjoehatfield@yahoo.com>;

Cc:

Bcc:

Subject: Invest in TheWMarketplace (your invitation :))

Jess/Joe,

I know there is little I need to tell you about TheWMarketplace that you don't hear daily, and I want to thank you for the support you always give me and my team. I am determined to change the world and make it more gender equitable and TheWMarketplace is the tool to accomplish this mission. This is the official email we are sending to friends and family to open the crowdfunding campaign. I want to keep in mind that I don't want to take away from the compound with this effort, so holiday shopping is a show or support!

We are finally ready to launch TheWMarketplace crowdfunding campaign for future equity. When we launched TheWMarketplace last year, we knew we had a winning idea. And the response we have had in the last 17 months has confirmed the need for an ecommerce marketplace by and for women, that supports the growth of women-owned businesses. We now have over 480 women-owned brands offering almost 3,000 products and professional services. TheWMarketplace is mission driven and we are also very focused on how our mission is reflected in our business results, from a rapidly growing group of sellers, to month-on-month sales increases, to partnerships spanning public, private and nonprofit entities, TheWMarketplace is poised for exponential growth.

To support this growth and take the business to the next phase, we have opened a fundraising round through WeFunder, a crowdfunding platform. At this time, we are in the "test the waters" phase which means we are asking for investment reservations to drum up excitement for the raise.

To show your support for this round of fundraising, and your interest in investing in the company, please go to our company profile on WeFunder and submit your investment reservation. Once this phase of "test the waters" is completed, you will be contacted by WeFunder to complete the investment transaction. At this time, you are simply indicating how much you intend to invest, not completing a transaction. **Because we have reached out to you personally please email me with the amount of your reservation and so that we can ensure that it is not subjected to the standard 7.5 % platform charge when funds are dispersed.*

Please let me know if I can answer any questions about this process or our business, and feel free to share this information with anyone you believe would be interested.

We are grateful for your support and investment,

Kate

Legalese

We are " testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and through Wefunder's platform. Any indication of interest involved no obligation or commitment of any kind.



From kate@thewmarketplace.com

To Nancy Jensen <nancy@theswingshift.co>;

Cc Susan Gates;

Bcc

Subject Invest in TheWMarketplace-

Nancy,

It is finally time for us to open our crowdfunding campaign! With the education and strength, I got/get from Be Bold Now TheWMarketplace was the next logical step in my quest to change the world and create more gender equity. We are beginning the process by inviting our friends, and community to kick off TheWMarketplace crowdfunding campaign for future equity. Your support and enthusiasm at the anniversary party was so appreciated. We love having your as a part of TheWMarketplace family and book touring team!

When we launched TheWMarketplace last year, we knew we had a winning idea. And the response we have had in the last 17 months has confirmed the need for an ecommerce marketplace by and for women, that supports the growth of women-owned businesses. We now have over 480 women-owned brands offering almost 3,000 products and professional services. TheWMarketplace is mission driven and we are also very focused on how our mission is reflected in our business results, from a rapidly growing group of sellers, to month-on-month sales increases, to partnerships spanning public, private and nonprofit entities, TheWMarketplace is poised for exponential growth.

To support this growth and take the business to the next phase, we have opened a fundraising round through WeFunder, a crowdfunding platform. At this time, we are in the "test the waters" phase which means we are asking for investment reservations to drum up excitement for the raise.

To show your support for this round of fundraising, and your interest in investing in the company, please go to our company profile on WeFunder and submit your investment reservation. Once this phase of "test the waters" is completed, you will be contacted by WeFunder to complete the investment transaction. At this time, you are simply indicating how much you intend to invest, not completing a transaction. *Because we have reached out to you personally please email me with the amount of your reservation and so that we can ensure that it is not subjected to the standard 7.5 % platform charge when funds are dispersed.*

Please let me know if I can answer any questions about this process or our business, and feel free to share this information with anyone you believe would be interested.

We are grateful for your support and investment,

Susan and Kate

Legalese
We are " testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and through Wefunder's platform. Any indication of interest involved no obligation or commitment of any kind.

www.thewmarketplace.com



From kate@thewmarketplace.com

To jeff schwartz <jasletra@aol.com>;

Cc Susan Gates;

Bcc

Subject Investing in TheWMarketplace-

Jeff,

It was a pleasure talk with you this afternoon. We are thrilled that are interested in supporting us by investing in TheWMarketplace. We are on a quest to change the world by creating more gender economic equity and giving shopper a choice to shop their values.

As you know, when we launched TheWMarketplace last year, we knew we had a winning idea. And the response we have had in the last 17 months has confirmed the need for an ecommerce marketplace by and for women, that supports the growth of women-owned businesses. We now have over 480 women-owned brands offering almost 3,000 products and professional services. TheWMarketplace is mission driven and we are also very focused on how our mission is reflected in our business results, from a rapidly growing group of sellers, to month-on-month sales increases, to partnerships spanning public, private and nonprofit entities, TheWMarketplace is poised for exponential growth.

To support this growth and take the business to the next phase, we have opened a fundraising round through WeFunder, a crowdfunding platform. At this time, we are in the "test the waters" phase which means we are asking for investment reservations to drum up excitement for the raise.

To show your support for this round of fundraising, and your interest in investing in the company, please go to our company profile on WeFunder and submit your investment reservation. Once this phase of "test the waters" is completed, you will be contacted by WeFunder to complete the investment transaction. *Our crowdfund campaign will use a Special Purpose Vehicle (SPV) and the investment tool that will reflect one line on our cap table. We have identified a lead investor and all in the SPV will be under her terms. The term sheet is a standard Y Combinator SAFE (Simply Agreement for Future Equity), with an 80% discount rate and no cap.*

Again, as this time, you are simply indicating how much you intend to invest, not completing a transaction

Please let me know if I can answer any questions about this process or our business, and feel free to share this information with anyone you believe would be interested.

We are grateful for your support and investment,

Susan and Kate

Legalese
We are " testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and through Wefunder's platform. Any indication of interest involved no obligation or commitment of any kind.

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